Exhibit 99.20

HR Policy
Executive Stock Ownership & Retention Policy

Doc Ref:	IM
Date:	December 1, 2009
Contact:	Compensation
Department:	Human Resources
Page:	1 of 4

1.0	PURPOSE

The Human Resources Committee of the Company’s Board of Directors (the “Committee”) has adopted guidelines requiring that the Company’s executive officers acquire and retain long-term ownership of common stock of the Company in order to align their personal financial interests with the long-term interests of the Company’s stockholders. To further this goal, the Committee has adopted this amended and restated Executive Stock Ownership and Retention Policy (the “Policy”) effective December 1, 2009.

2.0	APPLICABILITY
2.1.	Covered Individual. This Policy applies to all Section 16 reporting officers of the Company and such other key employees of the Company as determined from time to time by the Committee (collectively the “Covered Individual”).

2.2.	Covered Awards. This Policy applies to all Equity Compensation Awards outstanding as of the Effective Date under any of the Company’s equity award plans and all future Equity Compensation Awards granted under any of the Company’s equity award plans as such plans may exist from time to time. With respect to any individual who becomes a Covered Individual on or after the Effective Date, this Policy shall apply to all Equity Compensation Awards held by such individual on the date he or she becomes a Covered Individual and to all Equity Compensation Awards received thereafter. For purposes of this Policy, the term “Equity Compensation Awards” shall mean all stock options, stock appreciation rights, restricted and unrestricted stock awards, restricted and unrestricted stock units, performance shares, performance units, or any other stock-based incentive awards that are granted under the Company’s equity award plans for compensatory purposes. Notwithstanding anything to the contrary herein, this Policy shall not apply to any Equity Compensation Award held by a Covered Individual that is subject to a pre-arranged stock trading plan designed to comply with Rule 10b5-1 of the Securities Exchange Act of 1934, as amended, and the Company’s insider trading policy, as in effect on or prior to the Effective Date.
3.0	POLICY
3.1.	Administration. The Policy will be administered by the Committee unless the Board of Directors determines to administer the Policy itself. The Committee or the Board of Directors, as applicable, in its role of administering the Policy is the

HR Policy
Executive Stock Ownership & Retention Policy

Doc Ref:	IM
Date:	December 1, 2009
Contact:	Compensation
Department:	Human Resources
Page:	2 of 4

“Administrator”. The Administrator may delegate ministerial administrative duties to one or more officers or employees of the Company.
3.2.	Salary Multiple Thresholds. Each Covered Individual is required to achieve and maintain a salary multiple threshold based on a multiple of base annual salary for such Covered Individual as set forth in the following table:

Covered Individuals	Salary Multiple Threshold
Chief Executive Officer	6x base annual salary

President & Chief Operating Officer	4x base annual salary

Senior Executive Vice Presidents	4x base annual salary

Executive Vice Presidents	3x base annual salary

Senior Vice Presidents (Section 16 officers)	3x base annual salary
3.2.1	Valuation Methodology. The value of a Covered Individual’s stock ownership requirement is based on his or her then current base annual salary. This value may increase or decrease as a result of a change in the Covered Individual’s title or base annual salary. The value of the Covered Individual’s stock ownership is based on the average closing price of a share of Ingram Micro Class A Common Stock (as adjusted for stock splits and similar changes to the stock) as reported on the New York Stock Exchange during the four week period ending closest to June 30 of each year multiplied by the number of shares of Ingram Micro Class A Common Stock owned by the Covered Individual.

3.2.2	Eligible Equity. For purposes of determining whether a Covered Individual has satisfied the stock ownership requirements of this Policy, eligible equity shall include all shares of Ingram Micro Class A common stock (i) owned by the Covered Individual, (ii) owned jointly with the Covered Individual’s spouse and/or children, (iii) owned by the Covered Individual’s spouse, (iv) held by a Covered Individual in the Ingram Micro

HR Policy
Executive Stock Ownership & Retention Policy

Doc Ref:	IM
Date:	December 1, 2009
Contact:	Compensation
Department:	Human Resources
Page:	3 of 4

401(k) Investment Savings Plan, (v) held in custodial accounts or trust for the economic benefit of the Covered Individual or the Covered Individual’s spouse and/or children, whether acquired through open market purchase, (vi) underlying vested restricted stock, restricted stock units, performance shares or performance share units, or (vii) received from the exercise of stock options.
3.3.	Stock Retention Requirement. As of the Effective Date, until a Covered Individual has satisfied his or her applicable salary multiple threshold, the Covered Individual is required to retain 50% of the Net Shares resulting from the vesting of all restricted stock or restricted stock unit awards and 50% of the Net Shares resulting from the exercise of all stock option awards. Shares subject to the retention requirements of this Policy shall not be pledged, hypothecated, made subject to execution, attachment or similar process, or in any manner be made subject to a hedge transaction or puts and calls.
3.3.1	Net Shares. For purposes of this Policy, “Net Shares” means those shares that remain after payment of withholding taxes and the exercise price of stock options, if applicable, including shares sold or netted with respect thereto.
3.4.	Undue Hardship. There may be instances where abiding by this Policy may place an undue financial hardship on a Covered Individual, though it is anticipated that such instances will be rare. The Administrator may, in its sole discretion, waive or develop an alternative stock ownership requirement for a Covered Individual that reflects the intent of this Policy while taking into consideration the Covered Individual’s personal financial circumstances. The Administrator shall make such a determination after receipt of a written request from the Covered Individual requesting the waiver and specifying the reasons therefore. There shall be no time limit on when the Administrator may consider the request.
4.0	DETERMINATIONS IN DISCRETION OF THE ADMINISTRATOR.
4.1.	Modification. The Administrator reserves the right to modify or terminate this Policy at any time if it determines in its sole discretion that such action would be in the best interest of the Company.

4.2.	Compliance. The Administrator has the discretion to enforce this Policy on a case-by-case basis. Violations of this Policy will be taken into consideration by

HR Policy
Executive Stock Ownership & Retention Policy

Doc Ref:	IM
Date:	December 1, 2009
Contact:	Compensation
Department:	Human Resources
Page:	4 of 4

the Administrator as it considers the authorization of future long-term incentive awards. Future grants may be discontinued or significantly reduced, depending on the circumstances, at the sole discretion of the Administrator.
5.0	DEFINITIONS

For purposes of this policy, the following terms will have the meanings set forth below:
5.1.	“Company” shall mean Ingram Micro Inc., a Delaware corporation, and its wholly owned subsidiaries and affiliates.

5.2.	“Effective Date” shall mean the date on which this Policy was adopted by the Company.
6.0	REVISION HISTORY

This Policy supersedes any previous policy of the Company concerning stock ownership guidelines. In the event of any conflict or inconsistency between this Policy and any other materials previously distributed by the Company, this Policy shall govern.
6.1.	Adopted July 29, 1998

6.2.	Amended and restated December 1, 2009